MIDWOOD
CAPITAL MANAGEMENT, LLC

575 Boylston Street
4th Floor
Boston, MA 02116
(617) 224-1750
(617) 224-1769 (fax)
March 31, 2008
Mr. Selwyn Joffe
Chairman & CEO
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
Dear Mr. Joffe:
Our firm has held an ownership position in MPAA for over three years — for much of this period we’ve owned over 5% of the company. During that time we believe the company has been successful in a number of operational initiatives, the most important of which has been transitioning the majority of the Company’s remanufacturing operations to lower cost geographies. As well, MPAA has taken a number of steps to improve certain financial elements, including getting current with its SEC filings and becoming listed on a major exchange. As shareholders we appreciate these improvements. However, despite this progress the stock now rests at approximately $6.00 — the same price it was four years ago and down about 60% from the 2007 high of $14.75. While we recognize that some of the stock’s poor performance is the result of a weak overall market for micro-cap stocks, we also think there are company specific issues that need to be addressed. We make the following comments and suggestions:
1.	Allocating Capital: On the 3rd quarter conference call management suggested that MPAA is considering acquisitions. As part of this strategy the former CFO has now been placed in a new role focused strictly on acquisitions. Although we do not know the specifics of what values other re-manufacturers can be acquired for, we do not think such transactions will provide the best returns on capital. Rather, we believe that the best place for the company to deploy capital is to buy back shares. If the results that management has guided to for fiscal year 2009 (ended March 2009) are realized, then buying shares would be extraordinarily accretive — we suspect far more so than acquisitions.

According to management on the 3rd quarter call the company expects FY 2009 revenues of $150mm and EBITDA of $35mm. The current enterprise value of the company is approximately $75mm implying a forward EBITDA multiple of roughly 2.1x with very little Capex required going forward. If management and the board of directors have conviction around this forecast then we can’t imagine how doing acquisitions would be more accretive than buying back stock.

Clearly a buyback would be hard to execute given the trading volume in the stock but a tender would be quite feasible (we realize that this might require an amendment to the credit facility). Even in these tight credit markets MPAA should be able to borrow money for a 10% to 20% tender given the company’s forecast EBITDA of $35mm.
2.	Insider Ownership: We would like to see some level of direct ownership of MPAA shares from directors Siegel, Borneo, and Gay. Based on our review of publicly available documents we do not see evidence that these individuals have ever owned shares of MPAA since becoming directors. Open market purchases from these directors (and management) would demonstrate their faith in MPAA’s bright future. As well, we believe that outright ownership — where capital is at risk — provides greater alignment with shareholders than do option grants alone.
3.	Director Compensation: We believe that the annual consulting fee of $350,000 received by Board Member and former CEO Mel Marks is too high. We have no doubt that his years at the Company made him a useful resource for MPAA’s management. But he has been retired from MPAA for almost nine years and we would expect that much of his knowledge would have been transferred to the company by now. We suggest that this fee be meaningfully lowered or eliminated.
4.	Annual Shareholder Meetings: The last annual meeting (one which we gladly attended) we can find reference to was held on November 29th 2005 at the Harvard Club in New York City. The announcement of that annual meeting was in the Form DEF 14A filed November 8th 2005. That means that nearly two and a half years have passed since shareholders have had the benefit of such a forum. Good governance demands that such meetings are held regularly and we request that MPAA schedule one this year.
In conclusion, we appreciate the advances the company has made operationally. Given this progress it is hard to believe that the stock is below where it was four years ago. Hopefully the company is at an inflection point where this operational progress will become increasingly evident in the financials. We imagine that as potential investors begin to see the financial benefits of the transition MPAA has made, the stock price will in part remedy itself.

However these operational efforts cannot stand alone. They should be coupled with optimal allocation of capital and improved corporate governance. Each of the steps outlined above will benefit in these areas. We strongly encourage management and the board of directors to act upon our recommendations.
We welcome you to contact us to discuss the views expressed in this letter.
Sincerely,
/s/ Ross D. DeMont
Ross D. DeMont
Principal
Midwood Capital Management LLC